SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                 Amendment No. 1

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                ITEX CORPORATION
                        --------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    465647204
                                    ---------
                                 (CUSIP Number)

                                 David Polonitza
                              2550 Nelsonville Road
                                Boston, KY 40107
                                 (502) 460-3141
                    ----------------------------------------
     (Name, Address and Telephone Number of the Person Authorized to Receive
                           Notices and Communications)

                                  March 3, 2009
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box / /.

                         (Continued of following pages)

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         David and Rebecka Polonitza Jt Ten

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                         (a)     [X]
         if a Member of a Group                            (b)     [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Source of Funds

         PF
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): / /

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         United States of America
--------------------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power               630,000
Beneficially            (8)     Shared Voting Power             0
Owned by Each           (9)     Sole Dispositive Power          630,000
Reporting Person        (10)    Shared Dispositive Power        0

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         630,000
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 9

              3.5%

--------------------------------------------------------------------------------
14.      Type of Reporting Person               IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         Kirk Anderson

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                         (a)     [X]
         if a Member of a Group                            (b)     [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Source of Funds

         PF
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): / /

--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        United States of America

--------------------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power               348,880
Beneficially            (8)     Shared Voting Power             0
Owned by Each           (9)     Sole Dispositive Power          348,880
Reporting Person        (10)    Shared Dispositive Power        0

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         348,880
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 9
         1.9%

--------------------------------------------------------------------------------
14.      Type of Reporting Person               IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         Paul Kim

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                        (a)     [X]
         if a Member of a Group                           (b)     [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Source of Funds

         PF
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): / /

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         United States of America
--------------------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power               30,000
Beneficially            (8)     Shared Voting Power             0
Owned by Each           (9)     Sole Dispositive Power          30,000
Reporting Person        (10)    Shared Dispositive Power        0

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         30,000
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 9
         0.1%

--------------------------------------------------------------------------------
14.      Type of Reporting Person               IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         Richard and Greta Polonitza Jt Ten
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                        (a)     [X]
         if a Member of a Group                           (b)     [_]

--------------------------------------------------------------------------------
4.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Source of Funds

         PF
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): / /

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         United States of America

--------------------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power               39,660
Beneficially            (8)     Shared Voting Power             0
Owned by Each           (9)     Sole Dispositive Power          39,660
Reporting Person        (10)    Shared Dispositive Power        0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         39,660

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 9
         0.2%

--------------------------------------------------------------------------------
14.      Type of Reporting Person               IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         Jonathan Polonitza

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                        (a)     [X]
         if a Member of a Group                           (b)     [_]

--------------------------------------------------------------------------------
5.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Source of Funds

         PF

--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): / /

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         United States of America

--------------------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power               17,800
Beneficially            (8)     Shared Voting Power             0
Owned by Each           (9)     Sole Dispositive Power          17,800
Reporting Person        (10)    Shared Dispositive Power        0

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         17,800

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 9
         0.1%

--------------------------------------------------------------------------------
14.      Type of Reporting Person               IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         Benjamin Polonitza

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                        (a)     [X]
         if a Member of a Group                           (b)     [_]

--------------------------------------------------------------------------------
6.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Source of Funds

         PF

--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): / /

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         United States of America

--------------------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power               3,100
Beneficially            (8)     Shared Voting Power             0
Owned by Each           (9)     Sole Dispositive Power          3,100
Reporting Person        (10)    Shared Dispositive Power        0

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         3,100

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 9
         0.02%

--------------------------------------------------------------------------------
14.      Type of Reporting Person               IN

--------------------------------------------------------------------------------

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1, dated March 3, 2009, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on December 28, 2007 (the "Schedule 13D"), relating to the common stock, $.01 par value (the "Shares") of ITEX Corporation, a Nevada corporation.

Items 3 and 4 and 5 of the Schedule 13D are hereby amended and restated as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Each Reporting Person acquired his or her Common Stock currently held in either a personal account of IRAs with personal funds. None of the securities have now or ever been pledged for any loans nor used for other margin purposes. The total cost for the Shares that the Reporting Persons may be deemed to beneficially own is $747,264.

Item 4. Purpose of Transaction.

The Reporting Persons intend to have discussions from time-to-time with the Issuer's management regarding, among other things, the Offer, the Issuer's operating performance, and various means of enhancing stockholder value over time. The Reporting Persons anticipate that they may in the future make suggestions and potentially have discussions and other communications with the Issuer's management and possibly other stockholders regarding the foregoing and other matters in order to enhance the value of the investment in the Issuer's Common Stock.

Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, changes in the terms of the Offer, the Issuer's statement relating to the Offer, changes in control of the Issuer and/or the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may also acquire additional shares, or sell all or part of their Shares, in open market or privately negotiated transactions. Any open market or privately negotiated purchases or sales may be made at any time without prior notice.

Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may formulate other purposes, plans or proposals regarding the Issuer or the Shares. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Except as described above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions described in Item 4(a)-(j).

Item 5. Interest in Securities of the Issuer.

(a)-(b). As of March 3, 2009, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:


                      Aggregate            Number of Shares:
                       Number of            Sole Power to         Number of Shares: Shared        Approximate
  Reporting Person      Shares             Vote or Dispose        Power to Vote or Dispose        Percentage*
-----------------------------------------------------------------------------------------------------------------
  David Polonitza       630,000                630,000                       0                        3.5%
-----------------------------------------------------------------------------------------------------------------
   Kirk Anderson        348,800                348,800                       0                        1.9%
-----------------------------------------------------------------------------------------------------------------
      Paul Kim          30,000                  30,000                       0                        0.1%
-----------------------------------------------------------------------------------------------------------------
 Richard Polonitza      39,660                  39,660                       0                        0.2%
-----------------------------------------------------------------------------------------------------------------
 Jonathan Polonitza     17,800                  17,800                       0                        0.1%
-----------------------------------------------------------------------------------------------------------------
 Benjamin Polonitza      3,100                  3,100                        0                       0.02%
-----------------------------------------------------------------------------------------------------------------
       Total           1,069,360              1,069,360                      0                        6.0%
-----------------------------------------------------------------------------------------------------------------

* Based on 17,816,248 shares of Common Stock, Par Value $0.01 per share, outstanding pursuant to the Issuer's Form 10Q filed with the Securities and Exchange Commission on December 11, 2008, for the quarter ended October 31, 2008.

The Reporting Persons have verbally agreed and intend to vote any proxies or act on any shareholder matters as one group. No member of the group has the power or right to vote or dispose of the shares of any other member of the group.

      c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All transactions were made in the open market.

                                Transactions in Common Stock Within the Past Sixty Days

                                                   Number of Shares of
         Party            Date of Purchase/ Sale     the Common Stock         Buy/Sell            Price Per Share
      Mr. Anderson               2/23/2009                13100                 Buy                    $0.49
                                  3/3/2009                 5000                 Buy                    $0.49
                                  3/3/2009                 4000                 Buy                    $0.49
                                  3/3/2009                 6000                 Buy                    $0.90

    Mr. D. Polonitza             2/17/2009                 2500                 Buy                    $0.45
                                 2/18/2009                 3665                 Buy                    $0.44
                                 2/18/2009                 9500                 Buy                    $0.49
                                 2/19/2009                24100                 Buy                    $0.49
                                 2/20/2009                  500                 Buy                    $0.49
                                 2/23/2009                22885                 Buy                    $0.48

    Mr. R. Polonitza             2/23/2009                 2600                 Buy                    $0.49

(d) No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not Applicable.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 3, 2009                 By: /s/ David Polonitza
                                    -------------------------------
                                    Name:   David Polonitza


Date: March 3, 2009                 By: /s/ Kirk Anderson
                                    -------------------------------
                                    Name:   Kirk Anderson


Date: March 3, 2009                 By: /s/ Richard Polonitza
                                    -------------------------------
                                    Name:   Richard Polonitza


Date: March 3, 2009                 By: /s/ Paul Kim
                                    -------------------------------
                                    Name:   Paul Kim


Date: March 3, 2009                 By: /s/ Jonathan Polonitza
                                    -------------------------------
                                    Name:   Jonathan Polonitza


Date: March 3, 2009                 By: /s/ Benjamin Polonitza
                                    -------------------------------
                                    Name:   Benjamin Polonitza